December 3, 2009

VIA EDGAR TRANSMISSION AND U.S. MAIL

Mr. Rufus Decker Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631 Washington, D.C. 20549-4631

RE:	Elizabeth Arden, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Definitive Proxy Statement on Schedule 14A filed on October 13, 2009
File No. 1-6370

Dear Mr. Decker:

         This letter sets forth the responses of Elizabeth Arden Inc. ("Elizabeth Arden" or the "Company" or "we" or "our") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated November 6, 2009. For ease of reference each comment in the Staff's letter is printed below and followed by the Company's response.

Form 10-K for the Fiscal Year Ended June 30, 2009 (the "Form 10-K")

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Company Response

We note the instructions regarding future filings. Our proposed revisions are set forth in this letter and will be contained in future filings, as appropriate, but are subject to change based on facts and circumstances at the time we make future filings.

Cover Page

2.

We note that you disclose that your common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. We also note that pursuant to SEC Release No. 34-54240 your common stock traded on NASDAQ under the symbol "RDEN," was automatically registered under Section 12(b) of the Exchange Act when NASDAQ was in transition to become a national securities exchange. Please disclose that your common stock is registered under section 12(b) of the Act and disclose the name of each exchange on which the common stock is registered pursuant to Form 10-K instructions.

Mr. Rufus Decker
December 3, 2009

Company Response

We will disclose in our future filings on Form 10-K that our common stock is registered under section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") on the Nasdaq Global Select Market.

MD&A

Overview, page 26

3.

Gross margins for the first half of fiscal 2009 were impacted by expenses of approximately $18.9 million, before taxes, relating to Liz Claiborne inventory that was purchased at a higher cost prior to the effective date of the license agreement. Please expand your disclosures to further describe the nature of these charges, including if the charges were due to you selling inventory at prices less than what you paid for the inventory. Please also tell us if you have any additional inventory that was purchased at a higher cost prior to the license agreement and whether any lower of cost of market adjustments have been recorded related to this inventory.

Company Response

Prior to the Liz Claiborne license agreement, we purchased finished products from Liz Claiborne in our role as a distributor of such finished products. On the effective date of the license agreement, we had Liz Claiborne finished goods inventory on our books which had a higher cost of goods per unit than the cost of goods per unit of like goods that we would now recognize as the brand licensee and manufacturer of such goods. In other words, if we had been the manufacturer of all of the inventory acquired from Liz Claiborne prior to the effective date of the license agreement and sold in fiscal 2009, our gross profit would have been higher by approximately $18.9 million. As a result, in the Form 10-K we noted that included within cost of goods sold was $18.9 million, before taxes, relating to Liz Claiborne inventory that was purchased at a higher cost prior to the effective date of the license agreement. The $18.9 million does not represent a write down or a lower of cost or market adjustment of the value of the Liz Claiborne inventory that we owned as of the date of the license agreement and was recognized over the first two quarters of fiscal 2009. We did not sell the pre-license Liz Claiborne inventory for less than what we paid for it. We have an immaterial amount of inventory that was purchased prior to the effective date of the Liz Claiborne license agreement, and we have not, and do not intend to, make any lower of cost or market adjustments related to such inventory due to the purchase of such inventory at a higher cost, unless future facts and circumstances otherwise warrant.

4.

Your disclosures on page 63 indicate that your provision for sales returns has increased by 16% from $51.2 million for the year ended June 30, 2008 to $59.8 million for the year ended June 30, 2009. Your provision for bad debt has increased by 109% from $1.4 million for the year ended June 30, 2008 to $2.9 million for the year ended June 30, 2009. You state on page 30 that you grant certain of your customers, subject to your authorization and approval, the right to either return products for credit against amounts previously billed or to receive a markdown allowance. Given the significant increase in sales returns, please disclose the factors and circumstances that led you to authorize and approve a significant more amount of returns in the current period as well as whether you expect these factors and circumstances to continue in future periods. In a similar manner, please discuss the increase in your bad debt expense. Please show us in your supplemental response what the revisions will look like.

Mr. Rufus Decker
December 3, 2009

Company Response

As disclosed in our discussion of "Critical Accounting Policies and Estimates," it is customary in the prestige beauty business to grant certain of our customers, primarily our North American prestige department store and specialty beauty store customers, subject to our authorization and approval, the right to either return product for credit against amounts previously billed or to receive a markdown allowance. The increase in our provision for sales returns and the related increase in our actual returns in fiscal 2009 was primarily due to increased sales to North America prestige department store and specialty beauty store customers resulting from the Liz Claiborne license agreement because we did not sell the Liz Claiborne products to these retailers prior to the license. As a result of this agreement, there was a significant increase in the amount of product sold to our North America Fragrance prestige department store and specialty beauty store customers in fiscal 2009. Specifically, sales to these customers increased by approximately $40 million during our fiscal year ended June 30, 2009 compared to the prior fiscal year end. To the extent that our level of net sales and customer mix remains consistent period to period, we expect our level of sales returns to remain comparable as well, absent other changes in facts and circumstances.

The increase in our provision for bad debt in fiscal 2009 was primarily related to a limited number of customers that either went out of business or filed for bankruptcy protection during our fiscal 2009. Given the small amounts involved as compared to our overall net sales, we do not believe that the increase in our provision for bad debt is sufficiently material to warrant further disclosure or discussion. We will continue to monitor changes in our provision for bad debt and will provide additional disclosure as warranted.

The table below sets forth the disclosure that was contained in Note 5 of our Notes to Consolidated Financial Statements for fiscal 2009, as adjusted to address the Staff's comment with respect to our provision for sales returns (please refer to footnote (1) below). Also, please note our proposed future disclosure set forth in response to the Staff's Comment 5. We propose to add similar disclosure in future filings, as appropriate.

	Year Ended June 30,

(Amounts in thousands)	2009	2008	2007

Allowance for Bad Debt:
Beginning balance	$4,502	$4,023	$4,278
Provision	2,936	1,402	718
Write-offs, net of recoveries	(2,098)	(923)	(973)

Ending balance	$5,340	$4,502	$4,023

Allowance for Sales Returns:
Beginning balance	$11,574	$12,126	$9,511
Provision (1)	59,774	51,191	50,126
Actual returns	(59,102)	(51,743)	(47,511)

Ending balance	$12,246	$11,574	$12,126

(1) Increase in amount in fiscal 2009 primarily related to increase in net sales to North America Fragrance prestige department store and specialty beauty store customers having return rights as a result of the Liz Claiborne license agreement.

Mr. Rufus Decker
December 3, 2009

Critical Accounting Policies and Estimates

Allowances for Sales Returns and Markdowns, page 30

5.

Upon sale, you record a provision for product returns and markdowns estimated based on historical and projected experience, economic trends and changes in customer demand. In light of the recent revenue declines in the year ended June 30, 2009 and the three months ended September 30, 2009 as well as the increases in sales returns and markdowns, please expand your discussion to address the impact of these trends and conditions on how you estimate sales returns and markdowns. Please consider expanding your disclosure regarding the significant estimates and assumptions used to arrive at these estimates. For example, if you are using a percentage of sales to estimate returns and markdowns, please consider disclosing the percentage or range of percentages. Please also disclose how assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes. Please show us in your supplemental response what the revisions will look like.

Company Response

We note that a change in net sales does not necessarily directly correspond to a similar change in our sales returns and markdowns. We typically grant our North America prestige department store and specialty beauty store customers the right to either return products for credit or receive a markdown allowance, however such practices are not typical with respect to our mass market or international customers. Thus, fluctuations in the proportion of sales to prestige department store and specialty beauty store customers from period to period could impact our sales returns and markdown allowances more than a fluctuation in our overall net sales would. Other factors that could impact our provision for sales returns and markdowns include historical experience and other economic trends. We further note that we apply our policies and procedures consistently from period to period and have not changed our policies and procedures, or their application, from the prior year periods.

In future filings, we propose to revise our discussion of "Allowances for Sales Returns and Markdowns" under "Critical Accounting Policies and Estimates" as follows:

"As is customary in the prestige beauty business, we grant certain of our customers (primarily North American prestige department stores and specialty beauty stores) subject to our authorization and approval, the right to either return product for credit against amounts previously billed or to receive a markdown allowance. Upon sale to such customers, we record a provision for product returns and markdowns estimated based on our level of sales, historical and projected experience with product returns and markdowns in each of our business segments and with respect to each of our product types, current economic trends and changes in customer demand and customer mix. We make detailed estimates at the segment, product and customer level, which are then aggregated to arrive at a consolidated provision for product returns and markdowns and are reviewed periodically as facts and circumstances warrant. Such provisions and markdown allowances are recorded as a reduction of net sales. Because there is considerable judgment used in evaluating the allowance for returns and markdowns, it is reasonably likely that actual experience will differ from our estimates. If, for example, customer demand for our products is lower than estimated or a proportionately greater amount of sales is made to prestige department stores and/or specialty beauty stores, additional provisions for returns or markdowns may be required resulting in a charge to income in the period in which the determination was made. Similarly, if customer demand for our products is higher than estimated, a reduction of our provision for returns or markdowns may be required resulting in an increase to income in the period in which the determination was made. As a percentage of gross sales, our expense for returns and markdowns was 8.1%, 7.0% and 6.4% for the fiscal years ending June 30, 2009, 2008 and 2007, respectively. A hypothetical 5% change in the value of our allowance for sales returns and markdowns as of June 30, 2009 would result in a $0.4 million change to net income."

Mr. Rufus Decker
December 3, 2009

Results of Operations, page 32

Year Ended June 30, 2009 Compared to the Year Ended June 30, 2008, page 34

6.

You list various factors that led to changes in your benefit from/provision for income taxes from the year ended June 30, 2008 to the year ended June 30, 2009. Please quantify the impact of each factor or consider providing a quantitative discussion regarding the impact of each significant jurisdiction. You should also address whether you expect these same factors to impact your income taxes in future periods. Refer to Item 303(a)(3)(i) of Regulation S-K and Financial Reporting Codification 501.04. Please show us in your supplemental response what the revisions will look like.

Company Response

We note that we quantify the impacts of the significant items affecting our effective tax rates and the income (loss) before income taxes of our domestic and foreign operations within our Notes to Consolidated Financial Statements (Note 12 in the Form 10-K), which we reference within our Management's Discussion and Analysis (MD&A). The impact of various items on our effective tax rates will vary from period to period as some of the items we disclose within our tax rate reconciliation are specific to a particular period. Additionally, the tax rate is also affected by the proportion of income or loss from each geographic source (whether within the U.S. or from our international operations) compared to our consolidated pre-tax income or loss.

We have set forth below our MD&A discussion of "Benefit from/Provision for Income Taxes" from the applicable section of the Form 10-K, as adjusted to address the Staff's comment. We propose to add similar quantitative disclosure in future filings, to the extent such disclosure is material.

"A benefit from income taxes of $8.3 million was recorded for the year ended June 30, 2009, compared to a provision for income taxes of $1.5 million for the year ended June 30, 2008. The decrease in the provision was due to lower income from operations. The effective tax rate, which is calculated as a percentage of the (loss) income before income taxes for the year ended June 30, 2009, was 57.4%, compared to 7.2% for the year ended June 30, 2008. The increase in the effective tax rate was mainly due to increased losses being incurred in the U.S. which are tax-effected at a higher rate than the international operations, as well as adjustments to record a net tax benefit of $0.7 million from research and development and foreign tax credits attributable to prior years through the year ended June 30, 2009. The tax benefit was partially offset by $0.5 million of valuation allowances associated with net operating losses generated by certain international subsidiaries, as well as by changes to statutory tax rates. The prior year effective tax rate included net tax benefits of $0.2 million from research and development and foreign tax credits attributable to prior years partially offset by $0.1 million of valuation allowances associated with net operating losses generated by certain international subsidiaries, as well as by changes to statutory tax rates. See Note 12 to the Notes to Consolidated Financial Statements."

7.

Your current presentation of the total of all three segments' profit, which was $94.4 million for the year ended June 30, 2009, when presented outside of your SFAS 131 note to the financial statements constitutes a non-GAAP financial measure. Please remove the total amount, or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Company Response

We will incorporate this change by removing the total amount in MD&A in our future filings.

Mr. Rufus Decker
December 3, 2009

8.

It appears that your results of operations can be materially impacted by gains (losses) associated with the settlement of your foreign currency contracts. In this regard, please expand your discussion of net sales, gross margin, and selling, general, and administrative expenses to specifically quantify and discuss the impact of these contracts for each period presented.

Company Response

We note that we quantify the impact on our results of operations for the current fiscal year related to our foreign currency contracts within our Notes to Consolidated Financial Statements (Note 16 in the Form 10-K). In future filings, we will also include in our MD&A a tabular presentation of current period and comparative period information regarding the impact of our settled foreign currency contracts on our net sales, gross margin and/or selling, general and administrative expenses, accompanied by a qualitative discussion of the comparison between periods, to the extent helpful and material. A template for the proposed tabular presentation is set forth below:

The following sets forth the effect of the net gains and/or losses from our settled foreign currency contracts on the specified line items in our Consolidated Statement of Operations:

(Amounts in thousands)	Year Ended June 30,

	2010	2009	2008

Net Sales	$--	$--	$--
Cost of Sales	--	--	--
Selling, general and administrative expenses	--	--	--

Financial Statements

Consolidated Balance Sheets, page 50

9.	Please present goodwill on a separate line item on your consolidated balance sheets. Refer to paragraph 43 of SFAS 142.

Company Response

We note that we have not shown goodwill on a separate line item on our consolidated balance sheet but have fully disclosed the amount of goodwill for each period presented within our Notes to Consolidated Financial Statements (Note 8 in the Form 10-K), as we believe that a reader of our financial statements would benefit from a fully integrated discussion of our intangible assets, including goodwill, and how such assets are evaluated for impairment. We will, however, include goodwill as a separate line item on our consolidated balance sheet in future filings.

Consolidated Statements of Operations, page 51

10.

SAB Topic 11:B states that depreciation should not be positioned in the statement of operations in a manner which results in reporting a figure for income before depreciation. Your current presentation of gross profit results in the presentation of income before depreciation. Please revise your presentation to comply with SAB Topic 11:B. If you continue to present this amount outside of the financial statements, please clearly indicate that this is a non-GAAP financial measure and correspondingly provide the disclosures required by Item 10(e) of Regulation S-K.

Mr. Rufus Decker
December 3, 2009

Company Response

We note that Staff Accounting Bulletin (SAB) Topic 11:B requires that if cost of sales or operating expenses exclude charges for depreciation of property, plant and equipment, the description of the line item should read " Costs of goods sold (exclusive of depreciation shown separately below)." In our consolidated statements of operations, we follow the requirements of SAB Topic 11:B and disclose the amount of depreciation we have excluded from our cost of sales. We believe that by conforming to the presentation requirements in SAB Topic 11:B, as well as disclosing the actual amounts that have been excluded within the presentation, readers of our financial statements will be able to easily analyze our gross profit excluding depreciation, as well as reconcile the amounts disclosed within our financial statements to gross profit including depreciation. Further, we note that the amount of depreciation related to revenue producing activities excluded from our cost of sales has historically been less than 1% of our annual net sales, gross profit and cost of goods sold.

We will, however, revise the presentation of our statement of operations in future filings, including reclassifying the presentation of prior period amounts as appropriate, to address the Staff's comment by including the amount of depreciation related to cost of goods sold in the calculation of gross profit, thereby eliminating the need for the parenthetical exclusion of depreciation in our presentation of cost of goods sold.

Consolidated Statements of Cash Flows, page 55

11.

If accounts payable or another liability account contains property and equipment additions, please disclose in a footnote the related amounts as of each balance sheet date. Please supplementally confirm that you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made. Please ensure that supplemental information about non-cash transactions is disclosed pursuant to paragraph 32 of SFAS 95.

Company Response

We note that our accounts payable balances from period to period do include property and equipment additions. We confirm that we do not include these amounts in cash used in investing activities until the period in which the cash payment is made. We will include supplemental disclosures quantifying any non-cash transactions pursuant to paragraph 32 of SFAS 95 in our consolidated statements of cash flows in future filings, to the extent material.

Notes to the Financial Statements

Note 6. Inventories, page 64

12.	Please address the following in regards to the "turnkey" model you implemented during fiscal 2009 with your contract manufacturers:
*

Please disclose how the inventory is accounted for, including the raw materials purchased by the manufacturer. You should disclose if this inventory is included in your inventory accounts as well as the corresponding amount included; and

* Please disclose at what point you record revenue related to these products and how you determined your revenue recognition for these products was in accordance with SAB Topic 13:A.
Please show us in your supplemental response what the revisions will look like.

Mr. Rufus Decker
December 3, 2009

Company Response

Under the turnkey model we began to implement during fiscal 2009, we initially transferred existing raw material and component inventory to certain of our contract manufacturers and in turn recorded a receivable in prepaid expenses and other assets for the value of the inventory transferred. No revenue or gain or loss was recognized as part of this transfer. The contracted manufacturers will in turn utilize the raw material and component inventory transferred to manufacture finished products, which will be sold to us at finished goods prices pursuant to purchase orders we issue. At June 30, 2009, the inventory transferred to certain of our contracted manufacturers under the turnkey model was not included in our inventory balance on our consolidated balance sheet. The receivable recorded with respect to the inventory transferred to the contract manufacturers will be settled as we purchase the resulting finished goods. Accordingly, over time our inventory and prepaid expenses and other assets balances should no longer reflect the effects of this transition and will not warrant discussion of the impacts of the transition on such balances. After the initial amounts transferred in this transition to turnkey manufacturing are consumed in the manufacturing process, the contract manufacturers will, on a going forward basis, procure raw materials and components for their own account. As discussed above, once the finished goods are manufactured by the contract manufacturers, we will then purchase the finished goods from such manufacturers, similar to any other third party supplier transaction that occurs in the normal course of business. Consistent with the revenue recognition policies disclosed in Note 1 of the Notes to Consolidated Financial Statements in the Form 10-K, we recognize revenue on our sale of the finished goods when title and risk of loss transfer to our customers, the sales price is fixed or determinable and collectability of the resulting receivable is probable.

Note 9. Short-Term Debt, page 66

13.

Your credit facility has only one financial maintenance covenant, which is a debt service coverage ratio. In addition to your current disclosures of the required ratio, please disclose the actual ratio as of each reporting date if it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computation used to arrive at the actual ratio with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.

Company Response

As we disclose in Note 9 of the Notes to Consolidated Financial Statements in the Form 10-K and in our MD&A, our bank credit facility has only one financial maintenance covenant, which is a quarterly test that only applies when our average borrowing base capacity (as defined in the credit agreement) during the last month of the quarter is below the thresholds disclosed in the Form 10-K. When the ratio applies for the quarter to which a filing relates, we will disclose in our future filings the applicability of the ratio and what it is for the relevant period. When it does not apply, we do not disclose the ratio as the ratio is not required to be calculated under the credit facility, but will note in our future filings that the ratio was not applicable. If we determine that the covenant is reasonably likely to be applicable for a future period and it is also reasonably likely that we will not meet the maintenance covenant for that period, we will disclose the ratio and related information in our future filings, as applicable.

Mr. Rufus Decker
December 3, 2009

Note 12. Income Taxes, page 70

14.

In light of your domestic losses before income taxes for each of the two years ended June 30, 2009, please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize your deferred tax assets recorded for your domestic net operating loss carryforwards. In this regard, please consider each of the following points in your disclosures:

*

Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on these deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;

* Please include an explanation of the anticipated future trends included in your projections of future taxable income;
*

Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets; and

*

Please separately disclose the amount of deferred tax assets recorded related to domestic net operating loss carryforwards and correspondingly the amount of pre-tax income that you need to generate to realize the deferred tax assets. In a similar manner, disclose the amount of deferred tax assets recorded related to foreign net operating loss carryforwards and correspondingly the amount of pre-tax income that you need to generate to realize these deferred tax assets.

Please show us in your supplemental response what the revisions will look like.

Company Response

In determining the realizability of deferred tax assets relating to domestic net operating losses, we consider assumptions utilized in assessing future taxable income. Both positive and negative evidence is factored into management's assumptions, and is considered in light of the existing facts and circumstances known at the time. Evidence and assumptions include, but are not limited to, the historical amount of pre-tax operating income in particular jurisdictions, forecasted future taxable income in particular jurisdictions, enacted tax rates, the amount, timing and character of reversing temporary differences and the implementation of feasible and prudent tax planning strategies. Given that facts and circumstances are dynamic and changing, we continually examine the estimates used and assumptions made in order to appropriately consider the full depth of all information involved in the analysis. Appropriate weight and consideration is then given to the existing facts and circumstances and, based on the results of the analysis, the amount of valuation allowance needed to reserve for the unrealizable portion is then determined.

We intend to include disclosure in our Notes to Consolidated Financial Statements, in future Form 10-K filings similar to the following, to the extent applicable. The pro-forma disclosure below was prepared based on results as of June 30, 2009:

"At June 30, 2009, the Company's consolidated balance sheet includes gross deferred tax assets of $24.4 million from net operating losses, comprised of $17.2 million and $5.8 million of U.S. federal and state net operating losses, respectively, and $1.4 million of foreign net operating losses. The Company believes, based on the weight of available evidence, that it is more likely than not it will generate sufficient taxable income to realize the net operating loss carryforwards before they expire, with the exception of a portion of the foreign net operating losses. This conclusion considers available evidence, both positive and negative, including the Company's past operating results and forecast of future taxable income. The net operating losses generated in the United States were mostly generated in fiscal years 2008 and 2009, and were mainly

Mr. Rufus Decker
December 3, 2009

attributable to transition expenses related to the Liz Claiborne license agreement, restructuring charges, and charges related to the Global Efficiency Re-engineering initiative. The Company anticipates that improved pre-tax operating income will result from improved gross margins due to the Global Efficiency Re-engineering initiative and the Liz Claiborne license agreement. In determining future taxable income, assumptions utilized include the anticipated amount of pre-tax operating income in particular jurisdictions, enacted tax rates, reversal of temporary differences, and the implementation of feasible and prudent tax strategies. Based on the Company's historical experience, the Company also has assumed that any deferred tax liabilities relied upon will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

At June 30, 2009, the Company had United States federal operating loss carryforwards of $65.1 million that will begin to expire on June 30, 2024. The Company had state and local net operating loss carryforwards of $91.1 million that will begin to expire on June 30, 2011. As a result, an equivalent amount of federal and state taxable income would need to be generated in order to fully realize the United States federal and state net deferred tax assets before their expiration. The Company believes that based on its projections of future taxable income in its domestic jurisdictions it will realize these net operating losses before they expire. In addition, the Company had previously acquired United States federal net operating losses of which the remaining balance of approximately $0.7 million expired during fiscal year ended June 30, 2009.

At June 30, 2009, the Company had foreign net operating loss carryforwards of approximately $7.3 million that begin to expire on June 30, 2010. The Company's ability to use foreign net operating loss carryforwards is dependent on generating sufficient future taxable income prior to their expiration. As a result, an equivalent amount of foreign taxable income would need to be generated in order to fully realize the foreign net deferred tax assets before their expiration. However, due to the Company's limited operating history in certain foreign jurisdictions and the uncertainty of achieving sufficient profits to utilize foreign net operating loss carryforwards in these jurisdictions, and the near term expiration of certain foreign net operating loss carryforwards, as of June 30, 2009, the Company has recorded a valuation allowance of approximately $1.2 million related to these foreign net operating loss carryforwards."

15.

In March 2009 you repatriated $3.2 million of undistributed international earnings from one of your foreign subsidiaries. Taxes were not established on the balance of approximately $148 million of undistributed earnings of foreign subsidiaries, since these earnings are deemed to be permanently reinvested. Please address the following:

*

Please tell us whether you had previously considered the $3.2 million of undistributed international earnings to be permanently reinvested. If so, please tell us at what point you determined that they would not be; and

*

Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings. Please tell us whether there are additional undistributed earnings located in this country and how you were able to determine that these remaining earnings should be considered permanently reinvested. Please refer to paragraph 12 of APB No. 23.

Please show us in your supplemental response what the revisions will look like.

Company Response

The $3.2 million of repatriated funds came from our South African subsidiary, which is our only subsidiary that has manufacturing capabilities. The amount was previously considered permanently reinvested undistributed international earnings. However, given the nature of the global economic environment at the time, we reevaluated this determination as we reviewed our cash flow management and the timing of the Company's cash flow requirements. In February 2009, we determined the $3.2 million to no longer be

Mr. Rufus Decker
December 3, 2009

permanently reinvested and made the decision to repatriate the cash from our South African subsidiary. Approximately $8.3 million remained as undistributed earnings in the South African subsidiary (of which approximately $1.5 million remained in cash) and is considered permanently reinvested to fund the subsidiary's working capital requirements based on our intent to do so and the South African subsidiary's cash flow needs. Such cash flow needs include procurement of inventory, payment of suppliers, advertising and promotional expenses and investments in property, plant and equipment. We note that at June 30, 2009, there was no excess cash held by our South Africa subsidiary available for repatriation. Based on the above, we believe the disclosure in the Form 10-K, as proposed to be supplemented by the revisions set forth in response to the third bullet of the Staff's Comment 23, is sufficient in light of the immateriality of the amount involved.

Note 19 Segment Data and Related Information, page 89

16.

In the notes to the table segment data, you discuss certain components of unallocated corporate expenses. For example, for the year ended June 30, 2009, you discuss $31.3 million of the $57.9 million of unallocated corporate expenses. Please discuss the nature of the remaining components. Please also expand your segment MD&A to separately discuss with quantification business reasons for significant changes between periods in the unallocated corporate amounts. Please show us in your supplemental response what the revisions will look like.

Company Response

We note that within our Notes to Consolidated Financial Statements (Note 19 in the Form 10-K) and under "Results of Operations" in MD&A we have included the following two paragraphs as an introduction to our summarized segment data table:

"Segment profit excludes depreciation and amortization, interest expense, debt extinguishment charges and unallocated corporate expenses, which are shown in the table reconciling segment profit to consolidated (loss) income before income taxes. Included in unallocated corporate expenses are (i) adjustments to eliminate intercompany mark-up, (ii) employee incentive costs, and (iii) restructuring charges.

Unallocated corporate expenses for fiscal year 2009 also include $23.3 million of expenses related to the Liz Claiborne license agreement ($18.9 million of which did not require the use of cash in the current period), due to Liz Claiborne inventory that was purchased at a higher cost prior to the June 2008 effective date of the license agreement, and transition expenses of $4.4 million. Unallocated corporate expenses, including unallocated sales allowances, for fiscal year 2008 also include $27.0 million of expenses related to the Liz Claiborne license agreement, including product discontinuation charges. Restructuring charges, costs related to the Initiative and expenses related to the Liz Claiborne license agreement are also recorded in unallocated corporate expenses as these decisions are centrally directed and controlled, and are not included in internal measures of segment operating performance. The Company does not have any intersegment sales."

In addition, we note that the summarized segment data table in Note 19 also includes two separate footnotes that explain the significant period to period changes in our unallocated corporate expenses. Footnote 1 refers to our fiscal year ended June 30, 2009 and footnote 2 refers to the year ended June 30, 2008 and read as follows:

"(1)   In May 2008, the Company entered into an exclusive long-term global licensing agreement for the Liz Claiborne fragrance brands, which became effective on June 9, 2008. Amounts shown include $23.3 million of expenses related to the recent Liz Claiborne license agreement ($18.9 million of which did not require the use of cash in the current period), due to Liz Claiborne inventory that was purchased at a higher cost

Mr. Rufus Decker
December 3, 2009

prior to the June 2008 effective date of the license agreement and $4.6 million of restructuring charges, including $3.5 million of restructuring expenses related to the Initiative, and $3.4 million of expenses related to the implementation of an Oracle accounting and order processing systems.

(2)   In connection with the Liz Claiborne license agreement, the Company discontinued certain brands and products. Amounts shown reflect $27.0 million of expenses, including product discontinuation charges, $3.2 million of unallocated sales allowances, related to the Liz Claiborne license agreement, and $3.0 million of restructuring expenses, including $0.7 million related to the Initiative."

We believe that the above disclosures provide sufficient information regarding the nature of the components of our unallocated corporate expenses, as well as a quantitative and qualitative discussion of the business reasons for significant changes between periods in our unallocated corporate expenses.

Exhibits, page 94

17.

We note that it appears you have not filed on EDGAR certain exhibits and schedules to the credit agreements you have filed as exhibits 10.1, 10.4, 10.5, 10.6 and 10.7 to the Form 10-K. Please refer to Item 601(b)(10) of Regulation S-K. Please file these exhibits and schedules in your next Exchange Act filing.

Company Response

We will file the most current form of the exhibits to the Company's credit agreement and its amendments that were filed as exhibits 10.1, 10.4, 10.5, 10.6 and 10.7 to the Form 10-K with our Form 10-Q for the quarter ending December 31, 2009. We note that Exhibit C (Borrowing Base Certificate) and Exhibit E (Compliance Certificate) of the credit agreement have been revised as recently as the filing of the sixth amendment to the credit facility (Exhibit 10.7 of the Form 10-K), and, to avoid confusion, we intend to file the most recent versions of these exhibits rather than filing prior versions that have been superseded. We note that Exhibit C (Borrowing Base Certificate) was incorrectly identified as Exhibit H in the fourth amendment to the credit facility.

With respect to the schedules to the Company's credit agreement and its amendments, we will file with our Form 10-Q for the quarter ending December 31, 2009, the most recent version of Schedule 1.01 (Commitments) setting forth the commitments of the various banks that participate in the Company's credit facility. The remaining schedules date back to December 2002 or February or June 2004 (as noted below) and include disclosure that is now stale. We are concerned that filing these schedules at this time could be confusing and misinterpreted by an investor as affirming the accuracy of such schedules as of a current date, which we believe may be misleading. We also note that one of the schedules includes bank account numbers for the Company's lockbox accounts, and filing such schedule would not result in the disclosure of information that would be material to an investor. Accordingly, we do not believe that such schedules should be filed. We are supplementally providing the following disclosure schedules to the Staff under separate cover for their review:

	Schedule 1.01(a)	Existing Letters of Credit (Dec. 2002)
	Schedule 4.05	Litigation (Dec. 2002)
	Schedule 4.09	Subsidiaries (Dec. 2002)
	Schedule 4.13	Required Lender Percentage (June 2004)
	Schedule 4.14	Locations (Dec. 2002)
	Schedule 4.15	Licenses, Trademarks and Distribution Agreements (Dec. 2002)
	Schedule 4.15(a)(i)	License Agreements (updated Feb. 2004)
	Schedule 4.19	Deposit Accounts; Lockbox Agreements (Dec. 2002)
	Schedule 5.09	Permitted Investments (Dec. 2002)
	Schedule 5.09	Permitted Investments (updated Feb. 2004)
	Schedule 5.10	Liens (Dec. 2002)

Mr. Rufus Decker
December 3, 2009

We agree to file the exhibits and schedules to any future credit facilities and/or amendments to our existing credit facility in future filings.

Certifications

18.	Please file the certifications exactly as set forth in Item 601(b)(31)(i). We note that you inserted "annual" before "report" in paragraph 2.

Company Response

We will file the certifications required by Item 601(b)(31)(i) exactly as they are set forth in such Item in our future filings.

Form 10-Q for the Period Ended September 30, 2009

General

19.	Please address the above comments in your interim filings as well.

Company Response

Where applicable, we will incorporate our responses to the Staff's comments in our future interim filings.

MD&A

Overview, page 22

20.

Please consider expanding your discussion of the Global Efficiency Re-engineering initiative to discuss with quantification the expected effects on future earnings and cash flows resulting from the initiative as well as the initial period in which those effects are expected to be realized. Refer to SAB Topic 5:P.4.

Company Response

The Global Efficiency Re-Engineering initiative (GER) is a multi-year plan that encompasses numerous activities and is designed to improve the effectiveness and efficiency of our operations and processes, thereby improving our gross margins, cost structure, working capital efficiency and return on invested capital. The most significant of the costs being incurred as part of the GER relates to the implementation of our financial accounting systems.

While the GER project will result in savings to our business, it will also help avoid the occurrence of costs in the future. For example, we believe the GER project will help us reduce our manufacturing costs, freight costs, and logistics and warehousing costs, as well as other operational and transactional costs. Additionally, we expect to reduce our working capital requirements through the GER project. We intend to reinvest much of these savings in our business. The extent to which we realize the savings or avoid such future costs, and the timing of any such savings or avoided costs, depends on many factors, some of which are outside our control, including, but not limited to, the timing and volume of customer orders and shipments, inventory procurement issues, supply chain efficiency and effectiveness and other factors affecting the size and growth of our business, as discussed in more detail in the "Cautionary Note Regarding Forward-Looking Information and Factors That May Affect Future Results" set forth in the MD&A of the Form 10-Q for the period ending September 30, 2009.

Mr. Rufus Decker
December 3, 2009

We note that we have, from time to time, publicly disclosed information regarding the status of our GER, the latest of which was included in our press release of August 13, 2009 announcing our fourth quarter and fiscal 2009 results (which was filed as an exhibit to our Form 8-K, dated August 11, 2009). Specifically, we stated the following:

"Gross margins are expected to increase by 200 to 250 basis points due to the anticipated Global Re-engineering savings and improvement in sales dilution. The Company expects to use a portion of these savings to drive brand innovation and support the Company's key brands. Cash flow from operations is expected to increase from $37 million in fiscal 2009 to $50 million to $60 million in fiscal 2010 due to continued inventory reduction and higher earnings."

In addition, we also note than within our Liquidity and Capital Resources section of the MD&A in our Form 10-Q, we disclosed the following:

"For the three months ended September 30, 2009, net cash used in operating activities was $59.9 million, as compared to net cash used in operating activities of $94.5 million for the three months ended September 30, 2008. This decrease in cash used in operating activities was principally due to lower inventory levels resulting from the Initiative."

We will consider expanding our disclosures in future filings to include disclosure on the expected effects of our GER project, including the effects on our future earnings and cash flows, comparable to the disclosure set forth above that was included in our August 13, 2009 press release, as well as to quantify any impact, to the extent measurable and material, or should previously disclosed amounts or estimates materially change.

21.

Accounts receivable, net increased from $190.3 million at June 30, 2009 to $269.6 million at September 30, 2009, which represents an increase of 42%. Please disclose the factors that led to these increases especially given that net sales have decreased in recent periods. You should also discuss whether you expect these factors or trends to continue for future periods. Please consider what quantitative disclosures can be provided to convey to investors any risks associated with the collectability of your accounts receivable and the likelihood as to whether charges may need to be recorded. You should also consider including an analysis of days sales outstanding with a discussion of any material variances from period to period. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Company Response

We note that within our MD&A under "Seasonality" we provide an overview of how our business and financial results can be impacted during different parts of our fiscal year. To avoid repetition, we have historically included the below seasonality disclosure in the beginning of the MD&A, which provides context for the readers of our filings that they can use when reviewing the entire section. Our disclosure states:

"Our operations have historically been seasonal, with higher sales generally occurring in the first half of our fiscal year as a result of increased demand by retailers in anticipation of and during the holiday season. For the year ended June 30, 2009, approximately 61% of our net sales were made during the first half of our fiscal year. Due to product innovations and new product launches, the size and timing of certain orders from our customers, and additions or losses of brand distribution rights, sales, results of operations, working capital requirements and cash flows can vary significantly between quarters of the same and different years. As a result, we expect to experience variability in net sales, operating margin, net income, working capital requirements and cash flows on a quarterly basis. Increased sales of skin care and cosmetic products relative to fragrances may reduce the seasonality of our business."

Mr. Rufus Decker
December 3, 2009

We will add the following paragraph in the "Seasonality" discussion in our future filings, which is disclosure that is currently contained in our Form 10-K under "Seasonality":

"We experience seasonality in our working capital, with peak inventory levels normally from July to October and peak receivable balances normally from September to December. Our working capital borrowings are also seasonal and are normally highest in the months of September, October and November. During the months of December, January and February of each year, cash is normally generated as customer payments on holiday season orders are received."

The increase in our accounts receivable during the first quarter of our fiscal year is consistent with the seasonal nature of our business, as discussed in the above disclosure. As disclosed in Note 17 of our Notes to Consolidated Financial Statements regarding Quarterly Data in our Form 10-K, our net sales in the quarter ended September 30 are traditionally higher than the net sales recorded in the quarter ended June 30. Historically, our accounts receivable have increased during the first fiscal quarter as we increase shipments of products to customers in preparation for the holiday season. The accounts receivable increase is directly related to these increased shipments, for which we have billed customers but have not yet received payment as of the end of the interim period.

We also note that we disclose under our discussion of "Critical Accounting Policies and Estimates,"

"We maintain allowances for doubtful accounts to cover uncollectible accounts receivable, and we evaluate our accounts receivable to determine if they will ultimately be collected. This evaluation includes significant judgments and estimates, including an analysis of receivables aging and a customer-by-customer review for large accounts. It is reasonably likely that actual experience will differ from our estimates, which may result in an increase or decrease in the allowance for doubtful accounts. If, for example, the financial condition of our customers deteriorates resulting in an impairment of their ability to pay, additional allowances may be required, resulting in a charge to income in the period in which the determination was made."

The increase in the accounts receivable due to the seasonal nature of the business does not necessarily lead to any additional risks of collectability or the likelihood of additional charges that would be required. The process of determining whether any additional risks exist that may affect the collectability of our accounts receivable is embedded in the policies and procedures regarding the assessment of collectability of receivables that we follow on a consistent basis.

We note that our days sales outstanding (DSO) did not vary materially between September 2009 and September 2008. We will continue to monitor our DSOs and consider disclosing a discussion of material variances in our DSOs to the extent we consider such a discussion to be helpful and meaningful to investors in an assessment of the collectability of our accounts receivable.

22.

Given that inventory represents approximately 35% of your total current assets as of September 30, 2009, please consider what quantitative disclosures can be provided to convey to investors any risks associated with the realizability of your inventories and the likelihood as to whether charges may need to be recorded. As such, please consider including an analysis of inventory turnover rates for each period presented along with an explanation of any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Mr. Rufus Decker
December 3, 2009

Company Response

As disclosed in the "Seasonality" section of our MD&A, our inventory balances typically increase during the first quarter of our fiscal year due to the seasonality of our business in anticipation of increasing shipments to our customers in preparation for the holiday season. We also note that independent of the increase in our inventory balances due to seasonality, we consistently follow our policies and procedures regarding the assessment of the realizability of its inventory. Specifically, as we disclose under our "Critical Accounting Policies and Estimates,"

"We record a provision for estimated obsolescence and shrinkage of inventory. Our estimates consider the cost of inventory, forecasted demand, the estimated market value, the shelf life of the inventory and our historical experience. Because of the subjective nature of this estimate, it is reasonably likely that circumstances may cause the estimate to change. If, for example, demand for our products declines or if we decide to discontinue certain products, we may need to increase our provision for inventory obsolescence which would result in additional charges to net income."

As with our response to Comment 21 above, we note that the increase in our inventory balances due to the seasonal nature of the business does not necessarily lead to any additional risks of realizability regarding our inventory or the likelihood of additional charges that would be required. The process of determining whether any additional realizability issues may exist regarding our inventory is embedded in the policies and procedures regarding the assessment of our inventory values that we follow on a consistent basis. We note that our inventory balance as a percentage of total assets was lower at September 30, 2009 than it was for the same interim period in the prior four fiscal years. Our business is not capital intensive, so inventory and accounts receivable will comprise a substantial portion of our assets, regardless of seasonality.

In response to the Staff's comments regarding an analysis of inventory turnover rates, we note that the seasonality of our business is such that we currently do not rely on an analysis of inventory turnover rates, and we do not believe such an analysis is necessarily helpful to readers of our financial statements, particularly as we complete our transition to a turnkey manufacturing model and complete our Global Efficiency Re-engineering initiatives related to our supply chain and logistics functions. We note that we include a sensitivity analysis regarding hypothetical changes in the value of our provision for inventory obsolescence in our discussion of "Critical Accounting Policies and Estimates" in the Form 10-K.

Liquidity and Capital Resources, page 30

23.	Please expand your liquidity and capital resources discussion to address the following:
*

For each of the three years ended June 30, 2009, net cash was provided from operating activities. For the periods ended September 30, 2009 and September 30, 2008, net cash was used in operating activities. Please expand your disclosures to address the factors that resulted in net cash used instead of provided in the first quarters of both years, including if this is a recurring seasonal timing issue;

*

You believe that existing cash and cash equivalents, internally generated funds and borrowings under your credit facility will be sufficient to cover debt service, working capital requirements and capital expenditures for the next twelve months, other than additional working capital requirements that may result from further expansion of your operations through acquisitions of additional brands, new product launches or licensing or distribution arrangements. Please clarify whether there are currently any outstanding commitments related to the acquisition of additional brands, new product launches, or licensing or distribution arrangements; and

Mr. Rufus Decker
December 3, 2009

*

Please expand your disclosure to provide additional clarity regarding the amounts of cash and cash equivalents which are available for use for ongoing cash needs. In this regard, please disclose the amount of cash and cash equivalents held outside the U.S., the amount which could be repatriated along with any corresponding tax effect of repatriating these amounts, as well as the amounts that are restricted by laws to be used in other countries.

Please show us in your supplemental response what the revisions will look like.

Company Response

We note that even though net cash was provided from operating activities at the end of our last three fiscal years ended June 30, it is typical that at the end of our first fiscal quarter net cash would be used in operating activities. The underlying reasons are the same as those addressed in our responses to Comments 21 and 22 above and are directly related to the seasonality of our business. Typically, we are building up our inventory levels and at the same time increasing our shipments to customers during the first quarter of our fiscal year. As discussed above, although we have shipped product to customers, payments for these shipments are often still outstanding as of the end of the interim period. As we go through the remainder of our fiscal year and in particular after the holiday season, the collection of our receivables increases. As a result, as we get closer to the end of our fiscal year we typically end up with net cash provided from operating activities.

As noted in response to Comment 21, we will add the following paragraph in the "Seasonality" discussion in our future filings, which is disclosure that is currently contained in the Form 10-K under "Seasonality":

"We experience seasonality in our working capital, with peak inventory levels normally from July to October and peak receivable balances normally from September to December. Our working capital borrowings are also seasonal and are normally highest in the months of September, October and November. During the months of December, January and February of each year, cash is normally generated as customer payments on holiday season orders are received."

In response to the second bullet of the Staff's comment, we note in the Future Liquidity and Capital Needs section of our MD&A discussion in the Form 10-K that:

"We have discussions from time to time with manufacturers of prestige fragrance brands and with distributors that hold exclusive distribution rights regarding our possible acquisition of additional exclusive manufacturing and/or distribution rights. We currently have no agreements or commitments with respect to any such acquisition, although we periodically execute routine agreements to maintain the confidentiality of information obtained during the course of discussions with manufacturers and distributors."

We will add the paragraph above to future interim filings, as applicable.

We also note that, as required by Item 303(a)(5) of Regulation S-K, in the Form 10-K we include tabular disclosure of our contractual commitments, including purchase commitments, minimum royalty guarantees, and advertising and promotional commitments. In addition, as noted in Instruction 7 of the instructions to paragraph (b) of Item 303 relating to interim periods, we have disclosed, and will disclose in future filings, any material changes outside the ordinary course of business in the contractual obligations specified in the table during any interim period.

In response to the third bullet of the Staff's comment, we propose to add disclosure similar to the following in the "Future Liquidity and Capital Needs" section of the MD&A of our future filings, as applicable and material:

Mr. Rufus Decker
December 3, 2009

"At June 30, 2009, we had approximately $23.1 million of cash, of which $21 million was held outside of the United States. Of the cash held outside of the U.S., $7.6 million was considered cash in excess of local operating requirements and could have been repatriated to the U.S. without restriction or tax effect. The balance of such cash held outside the U.S., approximately $13.4 million, was needed to meet local working capital requirements and therefore considered permanently reinvested in the applicable local subsidiary."

We note that our U.S. cash balances are applied to reduce our borrowing under our revolving credit facility. Accordingly, as long as we have an outstanding balance under our revolving credit facility our U.S. cash balances will likely be small as compared to the amount of cash held outside of the U.S. We also note that we do not conduct an analysis of any legal restrictions or tax impact relating to repatriation of any amounts deemed permanently reinvested in local subsidiaries, unless a determination is made that such amounts are no longer deemed permanently reinvested.

Definitive Proxy Statement on Schedule 14A filed October 13, 2009

Security Ownership of Certain Beneficial Owners and Management, page 3

24.

With respect to the shares beneficially owned by NWQ Investment Management Company, M&G Investment Management Limited and M&G Investment Funds 1, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares beneficially owned by such security holders in future filings. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

Company Response

Pursuant to Instruction 3 of Item 403 of Regulation S-K, we have relied on the most recent filings with the Commission under section 13(d) and 13(g) of the Exchange Act made by NWQ Investment Management Company, M&G Investment Management Limited and M&G Investment Funds 1. Such filings do not disclose any natural person or persons who exercise the sole or shared voting or dispositive power with respect to the shares reported in such filings to be beneficially owned by such entities. None of NWQ Investment Management Company, M&G Investment Management Limited or M&G Investment Funds 1 is affiliated with the Company, and we have no independent knowledge of any natural person or persons who may exercise the sole or shared voting or dispositive power with respect to any shares beneficially owned by such entities.

Annual Executive Officer Compensation Analysis, page 15

25.

We note that you disclose that you target each element of compensation against peer companies for your named executive officers. In particular, it appears that you target CEO salary at 25% to 75% of composite market values and other executive officer salaries at 35% to 85% of composite market values. In view of the wide range of the targeted salary amounts, in future filings please elaborate on the significance of these targets and how you use them and other factors to determining salaries. We note that you have discussed the reasons for the salary increases, but it is less clear how base salary is actually determined.

Company Response

As discussed on page 15 of our Proxy Statement, the Compensation Committee of the Board of Directors uses composite market values provided by Mercer, the Compensation Committee's third-party compensation consultant, as a guideline to assist the Compensation Committee in establishing compensation packages for our executive officers that are sufficiently competitive to permit us to attract

Mr. Rufus Decker
December 3, 2009

and retain highly talented executives. The first step in this process is an assessment of each executive officer's job responsibilities to identify the appropriate, comparable position at peer group companies and other comparably-sized companies in the broader market to which such executive officer's base salary and other pay components should be compared, which then forms the basis of the composite market values developed by Mercer. As noted below, market data is just one of multiple factors considered by the Compensation Committee in establishing pay levels for executive officers.

In connection with its determination of base salaries for fiscal 2009, our Compensation Committee determined that to be competitive our CEO's base salary should be targeted to be within 25% of the dollar value of the median of the applicable base salary composite market value (the 50th percentile of the composite market values), and the base salaries of our other named executive officers should be targeted to be within 25% of the dollar value of the 60th percentile of the applicable base salary composite market values. This targeted dollar range is not necessarily the same as the range between the 25th percentile and the 75th percentile of the base salary composite market value in the case of the CEO, or between the 35th and the 85th percentile of the base salary composite market values in the case of our other executive officers, depending on how closely the various data points that comprise the total range of composite market values are grouped.

As noted on page 17 of our Proxy Statement, we believe that this targeted range of base salaries allows us to more effectively compete for executive talent, based on our goal of recruiting highly qualified managerial talent and allows us flexibility to pursue such executive talent from larger companies, which are often located within higher cost of living areas. Within these targeted competitive ranges, the Compensation Committee then determines each executive officer's base salary based upon an overall review and subjective assessment of several additional relevant factors, without giving specific weight to any one factor. These factors include: achievement of our company goals and the individual's contribution to the achievement of those goals; level of individual performance; level of performance of the business unit for which such executive officer is responsible; the individual's historical compensation levels; and the executive officer's experience and expertise and sustained level of contribution to the company. In future filings we will clarify this disclosure consistent with the foregoing discussion.

Based upon the responses provided and the incorporation of certain additional disclosure items in our future filings as noted herein, we believe that the Company has satisfied the Staff's requests.

         The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct additional questions or comments to me at (203) 462-5739. My fax number is (203) 462-5798.

Very truly yours,

/s/ Stephen J. Smith
Stephen J. Smith
Executive Vice President
and Chief Financial Officer

cc:	Nudrat Salik, Staff Accountant -- via facsimile (703) 813-6968
Sherry Haywood, Staff Attorney -- via facsimile (703) 813-6968